ARBOR COURT CAPITAL, LLC
SEC RULE 15C3-3 EXEMPTIVE REPORT

DECEMBER 31, 2015

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510   Phone: (216) 524.8900
Independence, Ohio 44131   Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Arbor Court Capital, LLC
Broadview Heights, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemptive Report, in which (1) Arbor Court Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arbor Court Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemptive provisions") and (2) Arbor Court Capital, LLC stated that Arbor Court Capital, LLC met the identified exemptive provisions throughout the most recent fiscal year without exception. Arbor Court Capital, LLC's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arbor Court Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe and Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 17, 2016